Exhibit 3

EXECUTION COPY

VOTING AGREEMENT

VOTING AGREEMENT, dated as of February 24, 2008 (this “Agreement”), among Abe Investment, L.P., a Delaware limited partnership (“Parent”), Getty Investments L.L.C., a Delaware limited liability company (“Investments”), the October 1993 Trust, an Isle of Jersey trust (“1993 Trust”), the Cheyne Walk Trust, a Nevada irrevocable private trust (“CWT”), the Ronald Family Trust B, a Nevada irrevocable private trust (“RFTB”), Mark H. Getty, an individual (“Mark Getty”), and the Options Settlement, an Isle of Jersey trust (“Options Settlement,” and together with Investments, 1993 Trust, CWT, RFTB and Mark Getty, the “Stockholders”).

WHEREAS, concurrently herewith, Parent, Abe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Getty Images, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”; capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS, the Stockholders beneficially own the 8,942,593 shares of Company Common Stock set forth on Exhibit A hereto (the “Owned Shares”), and the Owned Shares, together with any shares of Company Common Stock acquired by any of the Stockholders after the date hereof, whether upon exercise of options or warrants, conversion of convertible securities or otherwise, are collectively referred to herein as the “Covered Shares”;

WHEREAS, in order to induce Parent to enter into the Merger Agreement and proceed with the Merger, Parent and the Stockholders are entering into this Agreement; and

WHEREAS, each of the Stockholders acknowledges that Parent is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement and would not enter into the Merger Agreement if the Stockholders did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and each of the Stockholders hereby agree as follows:

1.  Agreement to Vote.   Each of the Stockholders agrees that it shall, and shall cause any other holder of record of any Covered Shares to, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or in any other circumstances upon which a vote, consent or other approval of the Stockholders of the Company is sought (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, (ii) vote (or cause to be voted) all Covered Shares in favor of the Merger and the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”) and (iii) vote (or cause to be voted) all Covered Shares against any Takeover Proposal and any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement.  Except as set forth in this Section 1, the Stockholders shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of the Company.  In addition, nothing in this Agreement shall limit the right of any Stockholder to vote any Covered Shares in connection with the election of directors.

2.  No Inconsistent Agreements.  Each of the Stockholders hereby covenants and agrees that it (a) has not entered into, and shall not enter into, any voting agreement or voting trust, with respect to the Covered Shares (except for the Stockholders’ Agreement, dated as of February 9, 1998 among the Company, Investments, Mark Getty, and the other parties thereto, as amended and in effect as of the date hereof), (b) has not granted, and shall not grant, a proxy or power of attorney with respect to the Covered Shares that is inconsistent with its obligations pursuant to this Agreement and (c) has not entered into, and shall not enter into, any agreement or undertaking that is otherwise inconsistent with its obligations pursuant to this Agreement.

3.  Termination.  This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) written notice of termination of this Agreement by Parent to the Stockholders; provided that nothing herein shall relieve any party hereto from liability for any breach of this Agreement prior to any such termination.

4.  Representations and Warranties.

(a)  Representations and Warranties of Parent.  Parent hereby represents and warrants to the Stockholders as follows:

(i)  Valid Existence.  Parent is a limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite limited partnership power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

(ii)  Authority Relative to This Agreement.  Parent has all necessary limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary limited partnership action, and no other limited partnership proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly authorized, executed and delivered by Parent and, assuming due authorization, execution and delivery by each of the Stockholders, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforceability is subject to the Bankruptcy and Equity Exception.

(iii)  No Conflicts.  Except for (x) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE, (y) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (z) filings required under, and compliance with other applicable requirements of, the HSR Act and Foreign Antitrust Laws, (A) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby nor compliance by Parent with any of the provisions hereof shall (1) conflict with or violate the certificate of limited partnership or limited partnership agreement (or similar organizational document) of Parent, (2) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent pursuant to, any Contract to which Parent is a party or by which Parent or any property or asset of Parent is bound or affected or (3) violate any Law or Order, except in the case of (2) or (3) for violations, breaches or defaults that would not in the aggregate materially impair the ability of Parent to perform its obligations hereunder.

(b)  Representations and Warranties of the Stockholders.  The Stockholders hereby, severally and not jointly, represent and warrant to Parent as follows:

(i)  Ownership of Securities.  Each of the Stockholders is the only beneficial owner and, except as otherwise noted on Schedule I hereto, the only record holder of the Owned Shares set forth opposite his or its name on Schedule I hereto, in each case free and clear of Liens (except for the Lien on the Owned Shares of the 1993 Trust pursuant to the Contract described on Schedule II hereto).  Each of the Stockholders has sole voting power and sole power of disposition with respect to all of the Owned Shares set forth opposite his or its name on Schedule I hereto, with no restrictions, subject to applicable federal securities laws on their rights of disposition pertaining thereto (other than as created by this Agreement, the Rollover Commitment Letter and the Interim Investors Agreement, dated as of the date hereof (as amended from time to time, the “Investors Agreement”), among the Stockholders, Parent and the other parties thereto).  As of the date hereof, none of the Stockholders own beneficially or of record any equity securities of the Company other than (x) the Owned Shares set forth on Schedule I, (y) 446,350 shares of Company Common Stock that may be acquired by Options Settlement upon the exercise of options that are outstanding as of the date hereof (the “Options”) and (z) 1,998 restricted stock units (the “RSUs”) that are held by Mark Getty.  No Stockholder has appointed or granted any proxy which is still in effect with respect to the Covered Shares.  Other than the Rollover Commitment Letter and the Investors Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, obligating any Stockholder to transfer or cause to be transferred any Covered Shares and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Covered Shares.

(ii)  Existence, Power; Binding Agreement.  Each of the Stockholders (other than Mark Getty) is validly existing and in good standing under the laws of the jurisdiction of its formation or, in the case of an Investor that is a trust, the jurisdiction of its domicile, and has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  Mark Getty has full power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each of the Stockholders and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of each of the Stockholders, enforceable against each of the Stockholders in accordance with its terms, except that such enforceability is subject to the Bankruptcy and Equity Exception.  None of the Covered Shares constitute community property or otherwise need spousal or other approval for this Agreement to be a legal, valid and binding obligation of Mark Getty, enforceable against Mark Getty in accordance with its terms.

(iii)  No Conflicts.  Except (x) for filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE, and (y) as set forth on Schedule I, (A) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of any of the Stockholders for the execution and delivery of this Agreement by any of the Stockholders and the consummation by any of the Stockholders of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by the Stockholders nor the consummation by the Stockholders of the transactions contemplated hereby or compliance by the Stockholders with any of the provisions hereof shall (1) in the case of any Stockholder (other than Mark Getty), conflict with or violate any provision of its certificate of formation or operating agreement (or similar organizational documents), (2) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any of the Stockholders pursuant to any Contract to which any of the Stockholders is a party or by which any of the Stockholders or any property or asset of any of the Stockholders is bound or affected, except for the Lien on the Owned Shares of the 1993 Trust pursuant to the Contract described on Schedule II hereto, or (3) violate any Law or Order applicable to any of the Stockholders or any of its or his properties or assets, except in the case of (2) or (3) for violations, breaches or defaults that would not in the aggregate materially impair the ability of any of the Stockholders to perform its obligations hereunder.

(iv)  Accredited Investor.  Each of the Stockholders is an “accredited investor” (as defined under the Securities Act) and a sophisticated investor, is capable of evaluating the merits and risks of its investments and has the capacity to protect its own interests.

5.  Certain Covenants of the Stockholders.  Except in accordance with the terms of this Agreement, each of the Stockholders hereby, severally and not jointly, covenants and agrees as follows:

(a)  No Solicitation.  Subject to Section 6 hereof in the case of Mark Getty and the last sentence of this Section 5(a), each of the Stockholders agrees that he or it shall not, and shall use his or its reasonable best efforts to cause his and its Representatives not to, (i) directly or indirectly, initiate, knowingly solicit or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, any Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Takeover Proposal or (iii) endorse or enter into any agreement or letter of intent with respect to any Takeover Proposal.  If any of the Stockholders receives (including by notification from any of his or its Representatives) any inquiry or proposal with respect to any Takeover Proposal or the sale of shares of Company Common Stock held by any Stockholder (including a request for Permitted Discussions (as defined below)), then such Stockholder shall promptly (and in any event within twenty-four (24) hours after receipt by (or notification to) such Stockholder) inform Parent of the terms and conditions, if any, of any such inquiry or proposal and the identity of the Person making it.  Such Stockholder’s notice shall include (i) a copy of any written Takeover Proposal or inquiry or proposal with respect to the sale of shares of Company Common Stock and any other documents provided to such Stockholder or any of his or its Representatives with respect to such Takeover Proposal or sale of shares of Company Common Stock or (ii) in respect of any Takeover Proposal or any inquiry or proposal relating to a sale of shares of Company Common Stock not made in writing, a written summary of the material terms of such Takeover Proposal, inquiry or proposal, including the identity of the Person or group of Persons making the Takeover Proposal, inquiry or proposal.  Such Stockholder shall keep Parent reasonably informed on a prompt basis of the status and developments regarding any such inquiry or proposal (including the status of any Permitted Discussions and developments relating thereto).  Nothing in this Section 5(a) shall prohibit any Stockholder from contacting any Person making any inquiry or proposal in order to notify such Person of the provisions of this Agreement or from informing the Company of any information required to be communicated by such Stockholder to Parent pursuant to this Section 5(a).  Subject to Section 6 hereof in the case of Mark Getty and the last sentence of this Section 5(a), each of the Stockholders and his or its Representatives shall cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal or the sale of shares of Company Common Stock held by any Stockholder.  Subject to the Stockholders’ compliance in all material respects with this Section 5(a) and the Company’s compliance in all material respects with Section 5.4 of the Merger Agreement, Investments may engage in or otherwise participate in discussions or negotiations (“Permitted Discussions”) with any Person with respect to a Takeover Proposal and a potential waiver or amendment of the Restated Option Agreement, dated February 9, 1998, among Investments, the Company and Getty Communications Limited (f/k/a Getty Communications plc) (the “Restated Option Agreement”) if, prior to engaging in or otherwise participating in any such discussions or negotiations with such Person, (1) the board of directors of the Company has received from such Person a written Takeover Proposal after the date of this Agreement and prior to obtaining the Company Stockholder Approval that the board of directors of the Company determines constitutes or could reasonably be expected to result in a Superior Proposal and authorizes the Company to engage in discussions or negotiations with such Person regarding such Takeover Proposal and (2) the board of directors specifically requests in writing that Investments engage in or otherwise participate in discussions or negotiations with such Person and Investments shall have delivered a copy of such request to Parent, provided that (x) any

Permitted Discussions with Investments shall be conducted in the presence of the Company’s financial advisor or outside counsel (and, if requested by Investments, the financial advisor or outside counsel of Investments) and shall cease if the Company determines not to pursue such Takeover Proposal and notifies Investments in writing of such determination and (y) any such waiver or amendment shall be on the same terms as the Waiver and Amendment to the Restated Option Agreement dated as of the date hereof among Parent and the parties to the Restated Option Agreement or on terms less favorable to such Person.

(b)  Restriction on Transfer, Proxies and Non-Interference.  Each of the Stockholders hereby agrees, except as expressly contemplated by the Rollover Commitment Letter, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Covered Shares, the Options or the RSUs, or (ii) knowingly take any action that would make any representation or warranty of any of the Stockholders contained herein untrue or incorrect or have the effect of preventing or disabling any of the Stockholders from performing his or its obligations under this Agreement.  Notwithstanding the foregoing, the 1993 Trust may make transfers of its Covered Shares for estate planning or similar purposes to Mark Getty and/or any trusts solely for the benefit of Mark Getty and/or the spouse and descendants of Mark Getty so long as the 1993 Trust retains sole control over the voting and disposition of such Covered Shares and agrees in writing to continue to vote such Covered Shares in accordance with this Agreement; provided, however, that, prior to and as a condition to the effectiveness of any such transfer, each such Person to whom any of such Covered Shares is to transferred shall have executed and delivered to Parent a counterpart of this Agreement pursuant to which such Person shall agree to be bound by all the terms and provisions of this Agreement.

(c)  Certain Notifications.  Each of the Stockholders agrees, while this Agreement is in effect, to promptly notify Parent of the number of any new shares of Company Common Stock acquired by such Stockholder, if any, after the date hereof (including, upon exercise of Options or vesting of RSUs).

6.  Fiduciary Duties.  Notwithstanding anything in this Agreement to the contrary, nothing herein shall be construed to limit or affect any action taken by Mark H. Getty acting in his capacity as a director of the Company and in compliance with the Merger Agreement.

7.  No Control.  Nothing contained in this Agreement shall give Parent the right to control or direct the Company or the Company’s operations.

8.  Amendment.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

9.  Non-Survival of Representations and Warranties.  The respective representations and warranties of the Stockholders and Parent contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

10.  Notices.  Each party hereto agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered to the addresses of the parties set forth in, and in the manner contemplated by, the Interim Investors Agreement.

11.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.  Entire Agreement; Assignment.  This Agreement, together with the Rollover Commitment Letter and the Investors Agreement, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof.  This Agreement shall not be assigned by operation of law or otherwise by any party hereto without the prior written consent of the other parties hereto, except that Parent may assign all or any of its rights and obligations hereunder to any Affiliate of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

13.  Rules of Construction.  The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

14.  Governing Law; Consent to Jurisdiction.  (a)  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to conflict of laws principles.

(b)  Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the federal courts of the United States of America located in the State of Delaware.  Each party hereto hereby irrevocably (i) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or federal courts of the United States of America located in the State of Delaware in respect of any legal action, suit or proceeding arising out of or relating to this Agreement and (ii) waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts.

(c)  Each party hereto agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 10.

(d)  The consents to jurisdiction set forth in this Section 14 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 14 and shall not be deemed to confer rights on any Person other than the parties hereto.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

15.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

16.  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

17.  Relationship of the Trustee.  The parties acknowledge and agree that in the case of any party which is a trust, (i) the trustee of such trust is entering into this Agreement and in its representative capacity as trustee only and not in its individual capacity; (ii) the trustee (in its capacity as trustee) shall have no personal liability under or arising out of this Agreement; and (iii) all payments to be made by a trust pursuant to this Agreement shall be made solely from the assets of the applicable trust and not from the personal assets of the trustee.

18.  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

19.  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterpart, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent and each of the Stockholders have executed or caused to be executed this Agreement as of the date first written above.

ABE INVESTMENT, L.P. By: Abe GP LLC, its general partner

By: Hellman & Friedman Capital Partners VI, L.P., its managing member

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Managing Director

[Voting Agreement Signature Page]

STOCKHOLDERS:

GETTY INVESTMENTS L.L.C.

By:	/s/ Jan D. Moehl
Jan D. Moehl Officer

CHEYNE WALK TRUST

Remainderman Ltd., as Trustee,

By:	Sutton Place Investments, as Administrative Agent

By:	/s/ Jan D. Moehl
Jan D. Moehl Chief Investment Officer

RONALD FAMILY TRUST B

Remainderman Ltd., as Trustee,

By:	Sutton Place Investments, as Administrative Agent

By:	/s/ Jan D. Moehl
Jan D. Moehl Chief Investment Officer

GFT LLC, as Trustee

By:	Sutton Place Investments, as Administrative Agent

By:	/s/ Jan D. Moehl
Jan D. Moehl Chief Investment Officer

[Voting Agreement Signature Page]

THE OCTOBER 1993 TRUST

RBC Trustee (CI) Limited, as Trustee

By:	/s/ Philip James Jackman Le Vesconte
Philip James Jackman Le Vesconte Authorised

THE OPTIONS SETTLEMENT

RBC Trustee (CI) Limited, as Trustee

By:	/s/ Philip James Jackman Le Vesconte
Philip James Jackman Le Vesconte Authorised

/s/ Mark H. Getty
Mark H. Getty

[Voting Agreement Signature Page]

Exhibit A

Stockholder	Owned Shares

Getty Investments L.L.C.	8,273,301

Cheyne Walk Trust	24,377

Ronald Family Trust B	7,313

Mark Getty	15,000

The October 1993 Trust	622,602

Of the 8,273,301 shares of the Company owned by Getty Investments L.L.C., 62,471 are registered in book entry form at The Northern Trust Company as custodian and would be held under the “street name” for The Northern Trust Company.  The remaining 8,210,830 shares are certificated and registered in the name of Getty Investments L.L.C.

The 24,377 shares of the Company owned by Cheyne Walk Trust are registered in book entry form at The Northern Trust Company as custodian and would be held under the “street name” for The Northern Trust Company.

The 7,313 shares of the Company owned by Ronald Family Trust B are registered in book entry form at The Northern Trust Company as custodian and would be held under the “street name” for The Northern Trust Company.

The 15,000 shares held by Mark Getty are registered in book entry form at Morgan Stanley account in San Francisco and would be held under the “street name” for Morgan Stanley.

In the case of shares issued to a Stockholder that is a trust, the name of the trustee acting on behalf of the trust also may be shown on the account or on the share certificate.